August 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Cascio
Martin James
Jeanne Bennett

Re:	IRIDEX Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012 Filed March 28, 2013
Form 10-Q for the quarterly period ended March 30, 2013 Filed May 6, 2013
Form 10-Q for the quarterly period ended June 29, 2013 Filed August 5, 2013
File No. 000-27598

Ladies and Gentlemen:

IRIDEX Corporation (“IRIDEX” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 22, 2013, relating to IRIDEX’s Form 10-K for the fiscal year ended December 29, 2012 (File No. 000-27598) originally filed with the Commission on March 28, 2013, IRIDEX’s Form 10-Q for the fiscal quarter ended March 30, 2013 (File No. 000-27598) originally filed with the Commission on May 6, 2013, and IRIDEX’s Form 10-Q for the fiscal quarter ended June 29, 2013 (File No. 000-27598) originally filed with the Commission on August 5, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-Q for the quarterly period ended March 30, 2013

Form 10-Q for the quarterly period ended June 29, 2013

Exhibits 31.1 and 31.2

1.

We note that you omitted a portion of the introductory language in paragraph 4 and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file amendments to the Forms 10-Q for the first and second quarters of fiscal 2013 to include certifications with the required

Securities and Exchange Commission

August 29, 2013

paragraphs. You may file abbreviated amendments to these documents that include a cover page, explanatory note, signature page and the certifications.

We respectfully advise the Staff that we will file amendments to the Forms 10-Q for the first and second quarters of fiscal 2013 to include the inadvertently omitted language in paragraph 4 and paragraph 4(b) of the certifications required by Item 601(b)(31)(i) of Regulation S-K.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments to me at (650) 940-4700. Thank you for your assistance.

IRIDEX Corporation

/s/ James H. Mackaness

Chief Financial Officer and Chief Operating Officer

(Principal Financial and Accounting Officer)

cc:	David J. Segre, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Todd C. Carpenter, Esq., Wilson Sonsini Goodrich & Rosati, P.C.